May 24, 2013

VIA EDGAR

Ed Bartz

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Mr. Bartz:

On March 28, 2013, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Catalyst Insider Buying Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on May 15, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  Footnote 1 to the fee table describes an expense limitation agreement with the Fund’s adviser.  Please confirm supplementally that the agreement will be filed as an exhibit to the registration statement in a subsequent amendment.

Response.  The Registrant so confirms.

Comment 2. In Principal Investment Strategies, provide an 80% policy related to the use of “insider buying” in the Fund’s name pursuant to Rule 35d-1 that states that the Fund will invest 80% of its net assets plus borrowings in securities of companies of which insiders are net buyers.

Response.  The Registrant does not believe the Fund's proposed name, Catalyst Insider Buying Fund, is within the ambit of Rule 35d-1 because none of the words in the Fund's name represent or suggest investing in a particular type of investment, industry, country or geographic region.  Rule 35d-1(a)(2), which addresses names that suggest a particular type of investment, has been interpreted to cover names like “stock,” “bond” and “large cap.”  It has generally not been applied to investment selection criteria like “value” or “growth.”  The term “insider buying” refers to an aspect of the adviser’s selection criteria.

Additionally, the Registrant does not believe the Fund's proposed name is misleading because it merely serves to alert prospective shareholders as to the nature of the investment strategy and selection criteria  to be employed by the Fund.  Specifically, the insider buying approach is described under the sections of the prospectus entitled principal investment strategies of the Fund.  Other funds such as the Catalyst Insider Buying Fund (now the Catalyst Insider Tracking Fund to avoid confusion with the Fund), Catalyst Strategic Insider Fund and Catalyst Insider Long/Short Fund, each a series of the Registrant, include insider in their name to alert investors to the nature of the fund's investment strategy.

Overall, the Registrant believes the proposed Fund name merely serves to better identify the Fund’s strategy for prospective shareholders.

How to Buy Shares – Market Timing

Comment 3. In the Fund’s market timing policy, it mentions possible investments by the Fund in derivative instruments.  Please confirm supplementally that investments in derivatives is not a principal strategy for the Fund.

Response.  The Registrant so confirms.

Management of the Fund – Portfolio Manager of the Fund

Comment 4.  In the description of the business experience of David Miller, please clarify that he has been a senior portfolio manager and co-founder of the adviser since January 24, 2006.

Response. The Registrant has revised the disclosure as requested.

SAI:

Additional Information About Investments and Risks

Comment 9.  In Business Development Companies and Special Purpose Acquisition Companies, please confirm supplementally that, if the Fund invests in these types of securities, the Fund will include the costs of these investments in its Acquired Fund Fees and Expenses in the fee table in the prospectus.

Response.  The Registrant so confirms.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins, Esq.